Atheron Inc.
3598 Durango St. Palanan
Makati City, Phillippines 1235

September 16, 2009

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-4631
Mail Stop 4631

Attention:  Rufus Decker, Accounting Branch Chief

Re:	Form 10-K for the fiscal year ended August 31, 2008 Form 10-Q for the periods ended November 30, 2008, February 28, 2009 and May 31, 2009 File No. 333-138189
____________________________________________________________________

This letter on behalf of Atheron Inc. (the “Company”) is in response to your letter of August 19, 2009, regarding the above-referenced filings (the “Comment Letter”).  The Company has filed with the Commission via the EDGAR system, an Amendment No. 1 to the 10-K for the fiscal year ended August 31, 2008 and Amendments No. 1 to the 10-Qs’ for the periods ended November 30, 2008, February 28, 2009 and May 31, 2009.

FORM 10-K FOR THE YEAR ENDED AUGUST 31, 2008

Item 9A(T)—Control and Procedures, page 20

1.
PLEASE AMEND YOUR FILING TO INCLUDE WITHIN MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING A STATEMENT OF MANAGEMENT’S RESPONSIBILITY FOR ESTABLISHING AND MAINTAINING ADEQUATE INTERNAL CONTROL OVER FINANCIAL REPORTING.  REFER TO ITEM 308T(a)(1) OF REGULATION S-K.

In response to this comment, the Company revised the Management’s Report to comply with all the requirements of Item 308(T)(a) of Regulation S-K.

Item 15—Exhibits, Financial Statements Schedules, pages 25

Report of Independent Registered Public Accounting Firm, page F-1

2.
THE OPINION PARAGRAPH OF THE AUDITOR’S REPORT STATES THAT THE FINANCIALS STATEMENTS PRESENT FAIRLY THE RESULTS OF OPERATIONS AND CASH FLOWS FOR THE PERIODS ENDED AUGUST 31, 2007 AND 2006 IN CONFORMITY WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.  PLEASE MAKE ARRANGEMENTS WITH YOUR AUDTORS TO PROVIDE A SIGNED REISSUED AUDIT REPORT WHICH REFERS TO THE PERIODS ENDED AUGUST 31, 2008 AND 2007.  THE REPORT SHOULD BE INCLUDED IN AN AMENDMENT TO YOUR FORM 10-K.

In response to this comment, the audit report has been revised to include the correct dates of the audit.

Exhibit 31—Certifications

3.
PLEASE AMEND YOUR AUGUST 31, 2008 FORM 10-K, AS WELL AS YOUR NOVEMBER 30, 2008 AND FEBRUARY 28, 2009 FORM 10-Q, TO PROVIDE THE CERTIFICATIONS OF SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002 THAT CONFORM TO THE LANGUAGE IN ITEM 60I(B)(31) OF REGULATION S-K.  SPECIFICALLY, PLEASE;

•	INCLUDE THE PHRASE, “AND INTERNAL CONTROL OVER FINANCIAL REPORTING (AS DEFINED IN EXCHANGE ACT RULES 13A-15(1) AND 15D(F))” IN THE INTRODUCTION FOR PARAGRAPH 4;
•	INCLUDE PARAGRAPH 4(B) REGARDING THE DESIGN OF YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING; AND
•	REFER TO “REGISTRANT” INSTEAD OF “SMALL BUSINESS ISSUER” THROUGHOUT THE CERTIFICATIONS”
PLEASE NOTE THAT WHENYOU AMEND YOUR FORM 10-K AND SUBSEQUENT FORMS 10-Q TO PROVDE THE REVISED 302 CERTIFICATIONS, THE CERTIFICATIONS SHOULD REFER TO YOUR AMENDED FILINGS IN THE FIRST PARAGRAPH AND SHOULD BE CURRENTLY DATED.  IN ADDITIONAL PLEASE REFILE THE FORM 10-K AND FORMS 10-Q IN THEIR ENTIRETY.

In response to this comment, the Company revised the certifications accordingly.

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in their filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to these comments.  Please feel free to contact me at the number provided above with any further questions or comments.

Sincerely,

/s/ Susanna Hilario
Susanna Hilario
President